82-2548

AIR CANADA

02 APR 12 AM 9:5

AMENDED

March 18, 2002

02028389

Washington Securities and
Exchange Commission
Division of International
Corporate Finance
Room 3057
450 - 5th Street N.W.
Washington, DC
20549 U.S.A.

SUPPL

RE: AIR CANADA - Common Shares
- Class A Non-Voting Common Shares

PROCESSED
MAY 14 2002
P
THOMSON
FINANCIAL

National Policy Statement No. C-41

Dear Sir,

Pursuant to the above Policy, Air Canada, the above-mentioned issuer, has set an Annual Meeting date of May 14, 2002 (the "Annual Meeting"), with a record date of March 25, 2002.

Holders of the above issues will be entitled to receive notice of the meeting. Holders of Common Shares will be invited to vote on all items of business on the agenda. **Holders of Class A Non-Voting Common Shares will not be entitled to vote since no item of business in respect of which they would be entitled to vote is on the agenda of the Annual Meeting.**

A copy of this notice will be forwarded to the other Canadian Securities Administrators and to the Exchanges concerned.

dlw
4/30

Yours truly,

Johanne Drapeau

Johanne Drapeau
Deputy Secretary